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                                                                    EXHIBIT 2.1

                                 PRESS RELEASE

          Omega Completes Affiliation With Central Ohio Eye Institute

    MEMPHIS, Tenn., Dec. 22 -- Omega Health Systems, Inc. (Nasdaq: OHSI) today announced that it has completed the acquisition of the assets of the ophthalmology practice of Harmeet S. Chawla, MD and its associated ambulatory surgery center. Omega also entered into a long-term agreement to manage the practice, known as Central Ohio Eye Institute, and the surgery center.

    Dr. Chawla received his medical degree from the Medical College of Virginia and completed his residency at the University of Illinois Eye and Ear Infirmary. Board certified in ophthalmology, he previously served as chief of surgery at the Berger Hospital in Circleville and was an assistant clinical professor of ophthalmology at Ohio State University. He is a member of both the American Academy of Ophthalmology and the American Society of Cataract and Refractive Surgery.

    The practice and associated surgery center are estimated to have combined revenues of approximately $3.7 million in 1997. In addition to the main office in Circleville, Ohio, Central Ohio Eye Institute also operates five satellite offices in the southeast Ohio area. Two other surgeons are also associated with the practice.

    "We are delighted to have Dr. Chawla and his colleagues affiliate with Omega," commented Thomas P. Lewis, president and chief executive officer of Omega. "His collaborative relationship with area optometrists aligns well with Omega's culture, and we believe Omega can add value to the practice operations."


    Omega Health Systems is a multifaceted eye care company that provides a broad range of practice management and other services to ophthalmologists and optometrists to assist in the integration of primary, medical and surgical eye care. The Company emphasizes cooperative professional relationships between ophthalmologists and optometrists in the formation of integrated eye care networks and co-management of patient care.

CONTACT: Thomas P. Lewis, President & CEO, or Ronald L. Edmonds,
Executive Vice President & CFO, Omega Health Systems, Inc.,
901-683-7868